FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐ No   ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-  _____

AstraZeneca PLC

INDEX TO EXHIBITS

1.            Acquisition of Gracell Completed

PUBLISHED
22 February 2024

Acquisition of Gracell completed

AstraZeneca today announced the successful completion of the acquisition of Gracell Biotechnologies Inc. (Gracell, NASDAQ: GRCL), a global clinical-stage biopharmaceutical company developing innovative cell therapies for the treatment of cancer and autoimmune diseases, furthering AstraZeneca’s cell therapy ambition.

The acquisition enriches AstraZeneca’s growing pipeline of cell therapies with GC012F, a novel, clinical-stage FasTCAR-enabled BCMA and CD19 dual-targeting autologous chimeric antigen receptor T-cell (CAR-T) therapy. GC012F is a potential new treatment for multiple myeloma, as well as other haematologic malignancies and autoimmune diseases including systemic lupus erythematosus (SLE).

Gracell will operate as a wholly owned subsidiary of AstraZeneca, with operations in China and the US.

Financial considerations

Under the terms of the definitive agreement, AstraZeneca has acquired all of Gracell’s fully diluted share capital (including shares represented by ADSs) through a merger for a price of $2.00 per ordinary share in cash at closing (equivalent to $10.00 per ADS of Gracell) plus a non-tradable contingent value right of $0.30 per ordinary share (equivalent to $1.50 per ADS of Gracell) in cash payable upon achievement of a specified regulatory milestone.

The upfront cash portion of the consideration represents a transaction value of approximately $1.0bn. Combined, the upfront and potential contingent value payments represent, if achieved, a transaction value of approximately $1.2bn.

Notes

About GC012F

GC012F is Gracell’s FasTCAR-enabled BCMA/CD19 dual-targeting autologous CAR-T cell therapy, which aims to transform cancer and autoimmune disease treatment by seeking to drive deep and durable responses with an improved safety profile. GC012F is currently being evaluated in clinical studies in multiple haematologic malignancies and autoimmune diseases. Gracell has initiated a Phase Ib/II trial evaluating GC012F for the treatment of relapsed or refractory multiple myeloma in the US.

AstraZeneca in haematology

AstraZeneca is pushing the boundaries of science to redefine care in haematology. We have expanded our commitment to patients with haematologic conditions, not only in oncology but also in rare diseases with the acquisition of Alexion, allowing us to reach more patients with high unmet needs. By applying our deep understanding of blood cancers, leveraging our strength in solid tumour oncology and delivering on Alexion’s pioneering legacy in complement science to provide innovative medicines for rare diseases, we are pursuing the end-to-end development of novel therapies designed to target underlying drivers of disease.

By targeting haematologic conditions with high unmet medical needs, we aim to deliver innovative medicines and approaches to improve patient outcomes. Our goal is to help transform the lives of patients living with malignant, rare and other related haematologic diseases, shaped by insights from patients, caregivers and physicians to have the most meaningful impact.

AstraZeneca in oncology

AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca in BioPharmaceuticals: Respiratory and Immunology

Respiratory & Immunology, part of AstraZeneca BioPharmaceuticals, is a key disease area and growth driver to the Company.

AstraZeneca is an established leader in respiratory care with a 50-year heritage and a growing portfolio of medicines in immune-mediated diseases. The Company is committed to addressing the vast unmet needs of these chronic, often debilitating, diseases with a pipeline and portfolio of inhaled medicines, biologics and new modalities aimed at previously unreachable biologic targets. Our ambition is to deliver life-changing medicines that help eliminate COPD as a leading cause of death, eliminate asthma attacks and achieve clinical remission in immune-mediated diseases.

With common pathways and underlying disease drivers across respiratory and immunology, AstraZeneca is following the science from chronic lung diseases to immunology-driven disease areas. The Company’s growing presence in immunology is focused on five mid- to late-stage franchises with multi-disease potential, in areas including rheumatology (including SLE), dermatology, gastroenterology, and systemic eosinophilic-driven diseases. AstraZeneca’s ambition in Respiratory & Immunology is to achieve disease modification and durable remission for millions of patients worldwide.

Forward-looking statements

This announcement may include statements that are not statements of historical fact, or “forward-looking statements,” including with respect to AstraZeneca’s acquisition of Gracell. Such forward-looking statements include, but are not limited to, AstraZeneca’s beliefs and expectations and statements about the benefits sought to be achieved in AstraZeneca’s acquisition of Gracell, the potential effects of the acquisition on AstraZeneca, as well as the expected benefits and success of GC012F and any combination product. These statements are based upon the current beliefs and expectations of AstraZeneca’s management and are subject to significant risks and uncertainties. There can be no guarantees that GC012F or any further products using the FasTCAR-enabled BCMA/CD19 dual-targeting autologous CAR-T cell therapy will receive the necessary regulatory approvals or prove to be commercially successful if approved.

If underlying assumptions prove inaccurate or risks or uncertainties materialise, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include, but are not limited to, the possibility that the achievement of the specified milestone described in the contingent value rights agreement may take longer to achieve than expected or may never be achieved and the resulting contingent milestone payment may never be realised; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of COVID-19; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; competition from other products; and challenges inherent in new product development, including obtaining regulatory approval.

AstraZeneca undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in AstraZeneca’s Annual Report on Form 20-F for the year ended 31 December 2023, and Gracell’s Annual Report on Form 20-F for the year ended 31 December 2022, in each case as amended by any subsequent filings made with the SEC. These and other filings made by AstraZeneca and Gracell with the SEC are available at www.sec.gov.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca

Contacts

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Adrian Kemp

Company Secretary

AstraZeneca PLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2024

ASTRAZENECA PLC

By:	/s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary